Exhibit 99.1

Form of Underwriting Agreement

STEALTHGAS INC.

6,000,000 Shares1

Common Stock

Underwriting Agreement

[	], 2007

Citigroup Global Markets Inc.

Cantor Fitzgerald & Co.

Morgan Keegan & Company, Inc.

Johnson Rice & Company, L.L.C.

DVB Capital Markets LLC

Scotia Capital (USA) Inc.

As representatives of the several Underwriters listed in Schedule I hereto

c/o	Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Ladies and Gentlemen:

StealthGas Inc., a Marshall Islands company (the “Company”), proposes to issue and sell to the several Underwriters listed in Schedule I hereto (the “Underwriters”), for whom you (the “Representatives”) are acting as representatives, an aggregate of 6,000,000 shares of common stock, par value $.01 per share (the “Common Stock”), of the Company (the “Underwritten Shares”) and, for the sole purpose of covering over-allotments in connection with the sale of the Underwritten Shares, at the option of the Underwriters, the Company has also agreed to sell up to an aggregate of 900,000 shares of Common Stock of the Company (the “Option Shares”). The Underwritten Shares and the Option Shares are herein referred to as the “Shares”. The Shares of Common Stock of the Company to be outstanding after giving effect to the sale of the Shares are herein referred to as the “Stock”.

As used herein, the following terms shall have the meanings indicated below:

“Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Base Prospectus” shall mean the base prospectus referred to in paragraph 2(a) below contained in the Registration Statement at the Execution Time.

______________

1     Plus an option to purchase from the Company up to an aggregate of 900,000 Option Shares to cover over-allotments.

“Commission” shall mean the Securities and Exchange Commission.

“Disclosure Package” shall mean (i) the Base Prospectus, (ii) the Preliminary Prospectus used most recently prior to the Execution Time, (iii) the Issuer Free Writing Prospectuses, if any, identified in Schedule III hereto, and (iv) any other Free Writing Prospectus that the parties hereto shall hereafter expressly agree in writing to treat as part of the Disclosure Package.

“Effective Date” shall mean each date and time that the Registration Statement, any post-effective amendment or amendments thereto and any Rule 462(b) Registration Statement became or becomes effective.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Execution Time” shall mean the date and time that this Agreement is executed and delivered by the parties hereto.

“Final Prospectus” shall mean the prospectus supplement relating to the Shares that was first filed pursuant to Rule 424(b) after the Execution Time, together with the Base Prospectus.

“Free Writing Prospectus” shall mean a free writing prospectus, as defined in Rule 405.

“Issuer Free Writing Prospectus” shall mean an issuer free writing prospectus, as defined in Rule 433.

“Preliminary Prospectus” shall mean any preliminary prospectus supplement to the Base Prospectus referred to in paragraph 2(a) below which is used prior to the filing of the Final Prospectus, together with the Base Prospectus.

“Registration Statement” shall mean the registration statement referred to in paragraph 2(a) below, including exhibits and financial statements and any prospectus supplement relating to the Shares that is filed with the Commission pursuant to Rule 424(b) and deemed part of such registration statement pursuant to Rule 430B, as amended on each Effective Date and, in the event any post-effective amendment thereto or any Rule 462(b) Registration Statement becomes effective prior to the Closing Date, shall also mean such registration statement as so amended or such Rule 462(b) Registration Statement, as the case may be.

“Rule 158”, “Rule 163”, “Rule 164”, “Rule 172”, “Rule 405”, “Rule 415”, “Rule 424”, “Rule 430B”, and “Rule 433” and “Rule 462” refer to such rules under the Act.

“Rule 462(b) Registration Statement” shall mean a registration statement and any amendments thereto filed pursuant to Rule 462(b) relating to the offering covered by the registration statement referred to in Section 1(a) hereof.

Any reference herein to the Registration Statement, the Base Prospectus, any Preliminary Prospectus or the Final Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 6 of Form F-3 which were filed under the Exchange Act on or before the Effective Date of the Registration Statement or the issue date of the Base Prospectus, any Preliminary Prospectus or the Final Prospectus, as the case may be; and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectus, any Preliminary Prospectus or the Final Prospectus shall be deemed to refer to and include the filing of any document under the Exchange Act after the Effective Date of the Registration Statement or the issue date of the Base Prospectus, any Preliminary Prospectus or the Final Prospectus, as the case may be, deemed to be incorporated therein by reference.

Section 1. Purchase of the Shares. The Company hereby agrees with the Underwriters as follows:

(a) The Company agrees to issue and sell the Underwritten Shares to the several Underwriters as hereinafter provided, and each Underwriter, upon the basis of the representations and warranties herein contained, but subject to the conditions hereinafter stated, agrees to purchase from the Company the respective number of Underwritten Shares set forth opposite such Underwriter’s name in Schedule I hereto at a purchase price per share (the “Purchase Price”) of $[     ].

In addition, the Company agrees to issue and sell the Option Shares to the several Underwriters as hereinafter provided, and the Underwriters on the basis of the representations and warranties herein contained, but subject to the conditions hereinafter stated, shall have the option to purchase from the Company up to the respective number of Option Shares set forth opposite their names on Schedule I, aggregating 900,000, at the Purchase Price, for the sole purpose of covering over-allotments (if any) in the sale of Underwritten Shares by the several Underwriters.

If any Option Shares are to be purchased, the number of Option Shares to be purchased by each Underwriter shall be the number of Option Shares which bears the same ratio to the aggregate number of Option Shares being purchased as the number of Underwritten Shares set forth opposite the name of such Underwriter in Schedule I hereto (or such number increased as set forth in Section 7 hereof) bears to the aggregate number of Underwritten Shares being purchased from the Company by the several Underwriters, subject, however, to such adjustments to eliminate any fractional Shares as the Underwriters in their sole discretion shall make.

The Underwriters may exercise the option to purchase the Option Shares at any time and from time to time on or before the thirtieth day following the date of this Agreement, by written notice from the Underwriters to the Company. Such notice shall set forth the aggregate number of Option Shares as to which the option is being exercised and the date and time when the Option Shares are to be delivered and paid for, which may be the same date and time as the Closing Date (as hereinafter defined) but shall not be earlier than the Closing Date nor later than the tenth full Business Day (as hereinafter defined) after the date of such notice (unless such time and date are postponed in accordance with the provisions of Section 7 hereof). Any such notice shall be given at least two Business Days prior to the date and time of delivery specified therein.

(b) The Company understands that the Underwriters intend (i) to make a public offering of the Shares as soon after the parties hereto have executed and delivered this Agreement, as in the judgment of the Underwriters is advisable and (ii) initially to offer the Shares upon the terms set forth in the Final Prospectus.

(c) Payment for the Shares shall be made by wire transfer in immediately available funds to the account specified by the Company to the Underwriters, in the case of the Underwritten Shares, on [                ], 2007, or at such other time on the same or such other date, not later than the fifth Business Day thereafter, as the Underwriters and the Company may agree upon in writing or, in the case of the Option Shares, on the date and time specified by the Underwriters in the written notice of the Underwriters’ election to purchase such Option Shares. The time and date of such payment for the Underwritten Shares is referred to herein as the “Closing Date” and the time and date for such payment for the Option Shares, if other than the Closing Date, is herein referred to as the “Additional Closing Date.” As used herein, the term “Business Day” means any day other than a day on which banks are permitted or required to be closed in New York City.

Payment for the Shares to be purchased on the Closing Date or the Additional Closing Date, as the case may be, shall be made against delivery to the Underwriters for the respective accounts of the several Underwriters of the Shares to be purchased on such date registered in such names and in such denominations as the Underwriters shall request in writing not later than two full Business Days prior to the Closing Date or the Additional Closing Date, as the case may be, with any transfer taxes payable in connection with the transfer to the Underwriters of the Shares duly paid by the Company.

Section 2. Representations and Warranties of the Company. The Company represents and warrants to each Underwriter that:

(a) the Company meets the requirements for use of Form F-3 under the Act and has prepared and filed with the Commission a registration statement (File No. 333-143804) on Form F-3, including a related Base Prospectus, for registration under the Act of the offering and sale of the Shares; such Registration Statement, including any amendments thereto filed prior to the Execution Time, has become effective; the Company has filed with the Commission, pursuant to Rule 424(b), a preliminary prospectus supplement relating to the Shares, each of which has previously been furnished to you; the Company will file with the Commission a final prospectus supplement relating to the Shares in accordance with Rule 424(b); as filed, such final prospectus supplement shall contain all information required by the Act and the rules thereunder, and, except to the extent the Representatives shall agree in writing to a modification, shall be in all substantive respects in the form furnished to you prior to the Execution Time or, to the extent not completed at the Execution Time, shall contain only such specific additional information and other changes (beyond that contained in the Base Prospectus and any Preliminary Prospectus) as the Company has advised you, prior to the Execution Time, will be included or made therein; the Registration Statement, at the Execution Time, meets the requirements set forth in Rule 415(a)(1)(x);

(b) on each Effective Date, the Registration Statement did, and when the Final Prospectus is first filed in accordance with Rule 424(b) and on the Closing Date (as defined herein) and on any date on which Option Shares are purchased, if such date is not the Closing Date (a “settlement date”), the Final Prospectus (and any supplement thereto) will, comply in all material respects with the applicable requirements of the Act and the Exchange Act and the respective rules thereunder; on each Effective Date and at the Execution Time, the Registration Statement did not and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; and on the date of any filing pursuant to Rule 424(b) and on the Closing Date and any settlement date, the Final Prospectus (together with any supplement thereto) will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representations or warranties as to the information contained in or omitted from the Registration Statement or the Final Prospectus (or any supplement thereto) in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Representatives specifically for inclusion in the Registration Statement or the Final Prospectus (or any supplement thereto), it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 5 hereof;

(c) (i) the Disclosure Package and the price to the public, the number of Underwritten Shares and the number of Option Shares to be included on the cover page of the Final Prospectus, when taken together as a whole and (ii) each electronic road show when taken together as a whole with the Disclosure Package and the price to the public, the number of Underwritten Shares and the number of Option Shares to be included on the cover page of the Final Prospectus, does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; the preceding sentence does not apply to statements in or omissions from the Disclosure Package based upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 5 hereof;

(d) (i) at the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2)) of the Shares and (ii) as of the Execution Time (with such date being used as the determination date for purposes of this clause (ii)), the Company was not and is not an Ineligible Issuer (as defined in Rule 405), without taking account of any determination by the Commission pursuant to Rule 405 that it is not necessary that the Company be considered an Ineligible Issuer;

(e) each Issuer Free Writing Prospectus does not include any information that conflicts with the information contained in the Registration Statement, including any document incorporated therein by reference and any prospectus supplement deemed to be a part thereof that has not been superseded or modified; the foregoing sentence does not apply to statements in or omissions from any Issuer Free Writing Prospectus based upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 5 hereof;

(f) the financial statements, and the related notes and supporting schedules, included in the Preliminary Prospectus, the Final Prospectus and the Registration Statement present fairly, on a consolidated basis, the financial position of the Company and its consolidated Subsidiaries (as hereinafter defined) as of the dates indicated and the results of their operations, cash flows and changes in stockholders’ equity for the periods specified; and those financial statements have been prepared in conformity with United States generally accepted accounting principles applied on a consistent basis, and the supporting schedules included in the Registration Statement present fairly the information required to be stated therein; and (ii) there are no material off-balance sheet arrangements (as defined in Regulation S-K Item 303(a)(4)(ii)) that may have a material current or future effect on the Company’s financial condition, results of operations, liquidity, capital expenditures or capital resources;

(g) since the respective dates as of which information is given in the Registration Statement, the Disclosure Package and the Final Prospectus (exclusive of any amendment or supplement thereto), there has not been any change in the capital stock or long-term debt of the Company or any of its Subsidiaries, or any material change, or any development involving a prospective material change, in or affecting the condition (financial or otherwise), prospects, earnings, properties, general affairs, business, management, consolidated financial position, stockholders’ equity or results of operations of the Company and its Subsidiaries taken as a whole, otherwise than as set forth or contemplated in the Disclosure Package and the Final Prospectus (exclusive of any amendment or supplement thereto); and except as set forth or contemplated in the Disclosure Package and the Final Prospectus (exclusive of any amendment or supplement thereto), neither the Company nor any of its Subsidiaries has entered into any transaction or agreement (whether or not in the ordinary course of business) material to the Company and its Subsidiaries taken as a whole;

(h) the Company has been duly organized and is validly existing as a corporation in good standing under the laws of the Republic of the Marshall Islands, with corporate power and authority to own its properties and conduct its business as described in the Disclosure Package and the Final Prospectus, and has been duly qualified as a foreign corporation for the transaction of business and is in good standing under the laws of each other jurisdiction in which it owns or leases properties, or conducts any business, so as to require such qualification, other than those jurisdictions where the failure to be so qualified or in good standing would not have a material adverse effect on the Company and its Subsidiaries taken as a whole;

(i) each of the Company’s Subsidiaries has been duly organized and is validly existing as a corporation under the laws of its jurisdiction of incorporation, with power and authority (corporate and other) to own its properties and conduct its business as described in the Disclosure Package and the Final Prospectus, and has been duly qualified as a foreign corporation for the transaction of business and is in good standing under the laws of each jurisdiction in which it owns or leases properties, or conducts any business, so as to require such qualification, other than where the failure to be so qualified or in good standing would not have a material adverse effect on the Company and its Subsidiaries taken as a whole; and all the outstanding shares of capital stock of each Subsidiary of the Company have been duly authorized and validly issued, are fully-paid and non-assessable, and are owned by the Company, directly or indirectly, free and clear of all liens, encumbrances, security interests and claims;

(j) all of the vessels described in the Disclosure Package and the Final Prospectus as being owned by the Company or any of its Subsidiaries are owned directly by Subsidiaries of the Company; other than its Subsidiaries, the Company does not hold any equity interest in any other Person;

(k) this Agreement has been duly authorized, executed and delivered by the Company;

(l) each of (x) the amended and restated management agreement dated January 1, 2007 between the Company and Stealth Maritime Corporation S.A. (the “Management Agreement”) and (y) the agreements set forth in Schedule II of this Agreement (the “Vessel Acquisition Agreements”) to purchase the Identified Vessels (as defined in the Disclosure Package and the Final Prospectus) has been duly authorized, executed and delivered by the respective parties thereto, and is a valid and binding agreement of each such party enforceable against each such party in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization moratorium or similar laws relating to or affecting creditors’ rights generally and by general principals of equity); and (ii) each of the Management Agreement and the Vessel Acquisition Agreements conforms in all material respects to the description thereof in the Disclosure Package and the Final Prospectus;

(m) the Company has an authorized capitalization as set forth in the Disclosure Package and the Final Prospectus and its authorized capital stock conforms as to legal matters to the description thereof set forth in the Disclosure Package and the Final Prospectus, and all of the outstanding shares of capital stock of the Company have been duly authorized and validly issued, are fully-paid and non-assessable and are not subject to any pre-emptive or similar rights; and, except as described in or expressly contemplated by the Disclosure Package and the Final Prospectus, there are no outstanding rights (including, without limitation, pre-emptive rights), warrants or options to acquire, or instruments convertible into or exchangeable for, any shares of capital stock or other equity interests in the Company or in any of its Subsidiaries, or any contract, commitment, agreement, understanding or arrangement of any kind relating to the issuance of any capital stock of the Company or any such Subsidiary, any such convertible or exchangeable securities or any such rights, warrants or options and there are no restrictions on subsequent transfers of the Shares under the laws of the Republic of the Marshall Islands or of Greece;

(n) the Shares to be issued and sold by the Company hereunder have been duly authorized and, when issued and delivered to and paid for by the Underwriters in accordance with the terms of this Agreement, will be duly and validly issued and will be fully paid and non-assessable with no personal liability attaching to the ownership thereof and will conform to the descriptions thereof in the Disclosure Package and the Final Prospectus; and the issuance of the Shares is not subject to any preemptive or other comparable rights;

(o) all material consents, approvals, authorizations, orders, licenses, registrations, clearances and qualifications of or with any court or governmental agency or body or any stock exchange authorities or self-regulatory organizations having jurisdiction over the Company or any of its Subsidiaries or any of its or their properties required for the execution and delivery by the Company of this Agreement to be duly and validly authorized and for the issuance and sale of the Shares have been obtained or made and are in full force and effect, except as may be required by state securities or Blue Sky laws;

(p) all dividends and other distributions declared and payable on the shares of capital stock of the Company may under the current laws and regulations of the Republic of the Marshall Islands and Greece be paid in United States dollars and may be freely transferred out of the Marshall Islands or Greece, and all such dividends and other distributions are not subject to withholding or other taxes under the current laws and regulations of the Republic of the Marshall Islands or Greece and are otherwise free and clear of any other tax, withholding or deduction in, and without the necessity of obtaining any consents, approvals, authorizations, orders, licenses, registrations, clearances and qualifications of or with any court or governmental agency or body or any stock exchange authorities in, the Republic of the Marshall Islands or Greece;

(q) (i) neither the Company nor any of its Subsidiaries (x) is in violation of its respective Articles of Incorporation or By-laws (or similar organizational or charter documents) or (y) is, or with the giving of notice or lapse of time or both would be, in violation of or in default under any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which it or any of them or any of their respective properties is bound, except for violations and defaults of the kind referred to in clause (y) which individually or in the aggregate are not material to the Company and its Subsidiaries taken as a whole; (ii) the issue and sale of the Shares and the performance by the Company of its other obligations under this Agreement and the consummation of the transactions contemplated herein will not conflict with its Articles of Incorporation or By-laws (or similar organizational or charter documents) or result in a breach of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or to which any of the property or assets of the Company or any of its Subsidiaries is subject, nor will any such action result in any violation of the provisions of the Articles of Incorporation or the By-laws (or similar organizational or charter documents) of the Company or any of its Subsidiaries or any applicable law or statute or any order, rule or regulation of any court or governmental agency or body or self-regulatory organization having jurisdiction over the Company, any of its Subsidiaries or any of their respective properties; and (iii) no consent, approval, authorization, order, license, registration or qualification of or with any such court or governmental agency or body is required for the issue and sale of the Shares or the consummation by the Company of the transactions contemplated by this Agreement, except such consents, approvals, authorizations, orders, licenses, registrations or qualifications (x) as have been obtained under the Act, the Exchange Act and as may be required under state securities or Blue Sky Laws in connection with the purchase and distribution of the Shares by the Underwriters or such as may be required by the NASD, Inc. (the “NASD”), or (y) which individually or in the aggregate are not material to the Company and its Subsidiaries taken as a whole or to the issue and sale of the Shares and the performance by the Company of its other obligations under this Agreement and the consummation of the transactions contemplated herein;

(r) other than as set forth or contemplated in the Disclosure Package and the Final Prospectus, there are no legal or governmental investigations, actions, suits or proceedings pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries or any of their respective properties or to which the Company or any of its Subsidiaries is or may be a party or to which any property of the Company or any of its Subsidiaries is or may be the subject which, if determined adversely to the Company or any of its Subsidiaries, would individually or in the aggregate have, or could reasonably be expected to have, a material adverse effect on the condition (financial or otherwise), prospects, earnings, business, properties, general affairs, management, consolidated financial position, results of operations, cash flows or stockholders’ equity of the Company and its Subsidiaries taken as a whole, and, to the best of the Company’s knowledge, no such proceedings are threatened or contemplated by governmental authorities or threatened by others; and there are no statutes, regulations, contracts or other documents that are required to be described in the Registration Statement, the Disclosure Package and the Final Prospectus or to be filed as exhibits to the Registration Statement that are not described or filed as required;

(s) the Company and its Subsidiaries have good title to all items of personal property owned by each of them, in each case free and clear of all liens, encumbrances and defects except such as are described or referred to in the Disclosure Package and the Final Prospectus or such as do not interfere with the use made or proposed to be made of such property by the Company and its Subsidiaries (as described in the Registration Statement, the Disclosure Package and the Final Prospectus); the Company leases all such properties as are necessary to the conduct of its operations as currently conducted;

(t) no relationship, direct or indirect, exists between or among the Company or any or its Subsidiaries on the one hand, and the directors, officers, shareholders, customers or suppliers of the Company or any of its Subsidiaries on the other hand, which is required by the Act to be described in the Disclosure Package and the Final Prospectus which is not so described. Since the date of its incorporation, the Company has not, directly or indirectly, including through any Subsidiary, extended or maintained credit, or arranged for the extension of credit, or renewed or amended any extension of credit, in the form of a personal loan to or for any of its directors or executive officers;

(u) except as described in the Disclosure Package and the Final Prospectus and for the shares of Common Stock already registered by the Registration Statement, there are no contracts, agreements or understandings between the Company and any person granting such person the right to require the Company to file a registration statement under the Act with respect to any securities of the Company owned or to be owned by such person or to require the Company to include such securities in the securities registered pursuant to the Registration Statement or in any securities being registered pursuant to any other registration statement filed by the Company under the Act. The holders of outstanding shares of the Common Stock are not entitled to preemptive rights, co-sale rights, rights of first refusal or other rights to subscribe for or purchase any shares of the Common Stock, and there are no contracts, agreements or understandings between the Company and any person granting such person such preemptive rights, co-sale rights, rights of first refusal or other rights to subscribe for or purchase the Shares;

(v) the Company is not and, after giving effect to the offering and sale of the Shares, will not be an “investment company” or an entity “controlled” by an “investment company”, as such terms are defined in the Investment Company Act of 1940, as amended (the “Investment Company Act”);

(w) the Company does not believe it is a Passive Foreign Investment Company (“PFIC”) within the meaning of Section 1296 of the United States Internal Revenue Code of 1986, as amended, and does not believe it is likely to become a PFIC;

(x) Deloitte Hadjipavlou, Sofianos & Cambanis S.A. (“Deloitte”), who have certified certain financial statements of the Company and its Subsidiaries, are independent public accountants as required by the Act and have not engaged in any “Prohibited Activities” (as defined in Section 10A of the Exchange Act) on behalf of the Company;

(y) the Company and its Subsidiaries have filed all federal, state, local and foreign tax returns which have been required to be filed and have paid all taxes shown thereon and all assessments received by them or any of them to the extent that such taxes have become due and are not being contested in good faith; and, except as disclosed in the Registration Statement, Disclosure Package and the Final Prospectus, there is no material tax deficiency which has been or might reasonably be expected to be asserted or threatened against the Company or any Subsidiary;

(z) the Company has not taken, directly or indirectly, any action designed to, or that might be reasonably expected to, cause or result in stabilization or manipulation of the price of the Common Stock;

(aa) neither the Company nor any of its Subsidiaries has sustained, since the date of the latest audited financial statements included in the Registration Statement, Preliminary Prospectus and Final Prospectus, any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth or contemplated in the Disclosure Package or the Final Prospectus;

(bb) each of the Company and its Subsidiaries owns, possesses or has obtained, all licenses, permits, certificates, consents, orders, approvals and other authorizations from, and has made all declarations and filings with, all federal, state, local and other governmental authorities (including foreign regulatory agencies), all self-regulatory organizations and all courts and other tribunals, domestic or foreign, necessary to own or lease, as the case may be, and to operate its properties and to carry on its business as conducted as of the date hereof, other than such licenses, permits, certificates, consents, orders, approvals, other authorizations, declarations and filings which individually or in the aggregate are not material to the Company and its Subsidiaries taken as a whole, and neither the Company nor any such Subsidiary has received any actual notice of any proceeding relating to revocation or modification of any such license, permit, certificate, consent, order, approval or other authorization, except as described in the Registration Statement, the Disclosure Package and the Final Prospectus; and each of the Company and its Subsidiaries is in compliance with all laws and regulations relating to the conduct of its business as conducted as of the date hereof, other than any failure to comply that would not have a material adverse effect on the financial condition and operations or the business of the Company and its Subsidiaries taken as a whole;

(cc) there are no existing or, to the best knowledge of the Company, threatened labor disputes with the employees of the Company or any of its Subsidiaries which are likely to have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business, properties, general affairs, management, consolidated financial position, results of operations, cash flows or stockholders’ equity of the Company and its Subsidiaries taken as a whole;

(dd) each of the Company and its Subsidiaries (i) is in compliance with any and all applicable foreign, federal, provincial, state and local laws and regulations, including any applicable regulations and standards adopted by the International Maritime Organization, relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, petroleum pollutants or contaminants (“Environmental Laws”), (ii) has received all permits, licenses, other approvals, authorizations and certificates of financial responsibility required of it under applicable Environmental Laws to conduct its business and (iii) is in compliance with all terms and conditions of any such permit, license or approval, except where such noncompliance with Environmental Laws, failure to receive required permits, licenses or other approvals or failure to comply with the terms and conditions of such permits, licenses or approvals would not have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business, properties, general affairs, management, consolidated financial position, results of operations, cash flows or stockholders’ equity of the Company and its Subsidiaries taken as a whole;

(ee) each of the Company and its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are customary and in accordance with standard industry practice in the businesses in which they are engaged; neither the Company nor any such Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business, except as described in or contemplated by the Disclosure Package and the Final Prospectus;

(ff) The Company and each of its subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company and its subsidiaries’ internal controls over financial reporting are effective and the Company and its subsidiaries are not aware of any material weakness in their internal controls over financial reporting;

(gg) The Company and its subsidiaries maintain “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) under the Exchange Act); such disclosure controls and procedures are effective;

(hh) no stamp or other issuance or transfer taxes or duties and no capital gains, income, withholding or other taxes are payable by or on behalf of the Underwriters to Greece, Malta or the Marshall Islands or any political subdivision or taxing authority thereof or therein in connection with the sale and delivery by the Company of the Shares to or for the respective accounts of the Underwriters or the sale and delivery by the Underwriters of the Shares to the initial purchasers thereof;

(ii) neither the Company nor any of its Subsidiaries has outstanding, or guarantees, any securities accorded a rating by any “nationally recognized statistical rating organization”, as such term is defined in Rule 436(g)(2) under the Act;

(jj) neither the Company nor any of its Subsidiaries, nor any director, officer, agent, employee or other person associated with or acting on behalf of the Company or any of its subsidiaries, is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA; and the Company, its subsidiaries and, to the knowledge of the Company, its affiliates have conducted their businesses in compliance with the FCPA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith;

(kk) the operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements and the money laundering statutes and the rules and regulations thereunder and any related or similar applicable rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened; and

(ll) neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its subsidiaries is currently subject to any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Company will not directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

As used herein, the term “Subsidiary” means a corporation, company or other entity (i) more than 50% of whose outstanding securities (representing the right to vote for the election of directors or other managing authority) are, or (ii) which does not have outstanding shares or securities (as may be the case in a partnership, joint venture or unincorporated association), but more than 50% of whose ownership interest representing the right to make decisions for such other entity is owned or controlled, directly or indirectly, by the Company. The only Subsidiaries of the Company are those listed Schedule IV hereto.

Any certificate signed by any officer of the Company and delivered to the Representatives or counsel for the Underwriters in connection with the offering of the Shares shall be deemed a representation and warranty by the Company, as to matters covered thereby, to each Underwriter.

Section 3. Agreements of the Company. The Company covenants and agrees with each of the several Underwriters as follows:

(a) prior to the termination of the offering of the Shares, the Company will not file any amendment of the Registration Statement or supplement (including the Final Prospectus or any Preliminary Prospectus) to the Base Prospectus or any Rule 462(b) Registration Statement unless the Company has furnished you a copy for your review prior to filing and will not file any such proposed amendment or supplement to which you reasonably object; the Company will cause the Final Prospectus, properly completed, and any supplement thereto to be filed in a form approved by the Representatives with the Commission pursuant to the applicable paragraph of Rule 424(b) within the time period prescribed and will provide evidence satisfactory to the Representatives of such timely filing; the Company will promptly advise the Representatives (i) when the Final Prospectus, and any supplement thereto, shall have been filed with the Commission pursuant to Rule 424(b) or when any Rule 462(b) Registration Statement shall have been filed with the Commission, (ii) when, prior to termination of the offering of the Shares, any amendment to the Registration Statement shall have been filed or become effective, (iii) of any request by the Commission or its staff for any amendment of the Registration Statement, or any Rule 462(b) Registration Statement, or for any supplement to the Final Prospectus or for any additional information, (iv) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or of any notice objecting to its use or the institution or threatening of any proceeding for that purpose and (v) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Shares for sale in any jurisdiction or the institution or threatening of any proceeding for such purpose; the Company will use its best efforts to prevent the issuance of any such stop order or the occurrence of any such suspension or objection to the use of the Registration Statement and, upon such issuance, occurrence or notice of objection, to obtain as soon as possible the withdrawal of such stop order or relief from such suspension or objection, including, if necessary, by filing an amendment to the Registration Statement or a new registration statement and using its best efforts to have such amendment or new registration statement declared effective as soon as practicable;

(b) if, at any time prior to the filing of the Final Prospectus pursuant to Rule 424(b), any event occurs as a result of which the Disclosure Package would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made or the circumstances then prevailing not misleading, the Company will (i) notify promptly the Representatives so that any use of the Disclosure Package may cease until it is amended or supplemented; (ii) amend or supplement the Disclosure Package to correct such statement or omission; and (iii) supply any amendment or supplement to you in such quantities as you may reasonably request;

(c) if, at any time when a prospectus relating to the Shares is required to be delivered under the Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172), any event occurs as a result of which the Final Prospectus as then supplemented would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made at such time not misleading, or if it shall be necessary to amend the Registration Statement, file a new registration statement or supplement the Final Prospectus to comply with the Act or the Exchange Act or the respective rules thereunder, including in connection with use or delivery of the Final Prospectus, the Company promptly will (i) notify the Representatives of any such event, (ii) prepare and file with the Commission, subject to the second sentence of paragraph (a) of this Section 5, an amendment or supplement or new registration statement which will correct such statement or omission or effect such compliance, (iii) use its best efforts to have any amendment to the Registration Statement or new registration statement declared effective as soon as practicable in order to avoid any disruption in use of the Final Prospectus and (iv) supply any supplemented Final Prospectus to you in such quantities as you may reasonably request;

(d) the Company will furnish to the Representatives and counsel for the Underwriters, without charge, signed copies of the Registration Statement (including exhibits thereto) and to each other Underwriter a copy of the Registration Statement (without exhibits thereto) and, so long as delivery of a prospectus by an Underwriter or dealer may be required by the Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172), as many copies of each Preliminary Prospectus, the Final Prospectus and each Issuer Free Writing Prospectus and any supplement thereto as the Representatives may reasonably request. The Company will pay the expenses of printing or other production of all documents relating to the offering;

(e) the Company will endeavor to qualify the Shares for offer and sale under the securities or Blue Sky laws of such jurisdictions as the Underwriters shall reasonably request and to continue such qualification in effect so long as reasonably required for distribution of the Shares; provided that the Company shall not be required to file a general consent to service of process in any jurisdiction;

(f) as soon as practicable, the Company will make generally available to its security holders and to the Representatives an earnings statement or statements of the Company and its subsidiaries which will satisfy the provisions of Section 11(a) of the Act and Rule 158;

(g) during a period of three years from the effective date of the Registration Statement, the Company will furnish to the Underwriters copies of all reports or other communications (financial or other) furnished to holders of the Shares, and copies of any reports and financial statements furnished to or filed with the Commission or any national securities exchange or the NASDAQ Global Market; it being understood and agreed that posting such reports on the Commission’s EDGAR website and/or on the Company’s website shall be sufficient;

(h) the Company agrees that, unless it has or shall have obtained the prior written consent of the Representatives, and each Underwriter, severally and not jointly, agrees with the Company that, unless it has or shall have obtained, as the case may be, the prior written consent of the Company, it has not made and will not make any offer relating to the Shares that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus” (as defined in Rule 405) required to be filed by the Company with the Commission or retained by the Company under Rule 433; provided that the prior written consent of the parties hereto shall be deemed to have been given in respect of the Free Writing Prospectuses included in Schedule III hereto and any electronic road show; any such free writing prospectus consented to by the Representatives or the Company is hereinafter referred to as a “Permitted Free Writing Prospectus”; the Company agrees that (x) it has treated and will treat, as the case may be, each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus and (y) it has complied and will comply, as the case may be, with the requirements of Rules 164 and 433 applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the Commission, legending and record keeping;

(i) for a period of 90 days after the effective date of the Registration Statement (the “Lock-Up Period”), the Company will not (x) offer, pledge, announce the intention to sell, sell, contract to sell any option or contract to purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Stock or any securities convertible into or exercisable or exchangeable for Stock or (y) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Stock, whether any such transaction described in clause (x) or (y) above is to be settled by delivery of Stock or such other securities, in cash or otherwise without the prior written consent of the Underwriters, other than the Shares to be sold hereunder and any shares of Stock of the Company issued upon the exercise of options granted and grants of additional options, shares and restricted stock units under existing employee equity compensation plans; provided, however, if (1) the Company issues an earnings release or material news, or a material event relating to the Company occurs, during the last 17 days of the Lock-Up Period, or (2) prior to the expiration of the Lock-Up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the Lock-Up Period, the restrictions imposed by this paragraph shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless Citigroup Global Markets Inc. waives, in writing, such extension; and (ii) to provide written notice to the Underwriters of any event that would result in an extension of the Lock-Up Period pursuant to the foregoing;

(j) the Company will use the net proceeds received by the Company from the sale of the Shares pursuant to this Agreement in the manner specified in the Final Prospectus under the caption “Use of Proceeds”;

(k) the Company agrees not to (and to cause its Subsidiaries not to) take, directly or indirectly, any action designed to, or that might reasonably be expected to, cause or result in stabilization or manipulation of the Shares; and

(l) whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, to pay or cause to be paid all costs and expenses incident to the performance of its obligations hereunder, including without limiting the generality of the foregoing, all costs and expenses incident to the preparation, issuance, execution and delivery of the Shares, incident to the preparation, printing and filing under the Act of the Registration Statement (including financial statements and exhibits thereto), each Preliminary Prospectus, the Final Prospectus and each Issuer Free Writing Prospectus, and each amendment or supplement to any of them, incurred in connection with the registration or qualification of the Shares under the laws of such jurisdictions as the Underwriters may designate (including fees of counsel for the Underwriters and its disbursements), in connection with the listing of the Shares on the NASDAQ Global Market, related to the filing with, and clearance of the offering by, the NASD (including reasonable fees of counsel for the Underwriters and its disbursements), in connection with the printing (including word processing and duplication costs) and delivery of this Agreement, the Preliminary and Supplemental Blue Sky Memoranda and the furnishing to the Underwriters and dealers of copies of the Base Prospectus, Preliminary Prospectus, Final Prospectus and Registration Statement, including mailing and shipping, as herein provided, any expenses incurred by the Company in connection with a “road show” presentation to potential investors, the cost of preparing stock certificates and the cost and charges of any transfer agent and any registrar.

Section 4. Conditions of the Underwriters’ Obligations. The several obligations of the Underwriters hereunder to purchase the Shares on the Closing Date or the Additional Closing Date, as the case may be, are subject to the performance by the Company of its obligations hereunder and to the following additional conditions:

(a) the Final Prospectus, and any supplement thereto, have been filed in the manner and within the time period required by Rule 424(b); any material required to be filed by the Company pursuant to Rule 433(d) under the Act, shall have been filed with the Commission within the applicable time periods prescribed for such filings by Rule 433; no stop order suspending the effectiveness of the Registration Statement or any notice objecting to its use shall have been issued and no proceedings for that purpose shall have been instituted or threatened; and all requests for additional information shall have been complied with to the satisfaction of the Underwriters.

(b) the representations and warranties of the Company contained herein shall be true and correct on and as of the Closing Date or the Additional Closing Date, as the case may be, as if made on and as of the Closing Date or the Additional Closing Date, as the case may be, and the Company shall have complied with all agreements and all conditions on its part to be performed or satisfied hereunder at or prior to the Closing Date or the Additional Closing Date, as the case may be.

(c) since the respective dates as of which information is given in the Disclosure Package and the Final Prospectus there shall not have been any change in the capital stock or long-term debt of the Company or any of its Subsidiaries or any material adverse change, or any development involving a prospective material adverse change, in or affecting the condition (financial or otherwise), prospects, earnings, business, properties, general affairs, management, consolidated financial position, results of operations, cash flows or stockholders’ equity of the Company and its Subsidiaries taken as a whole, otherwise than as set forth or contemplated in the Disclosure Package and the Final Prospectus (exclusive of any amendment or supplement thereto), the effect of which in the judgment of the Underwriters makes it impracticable or inadvisable to proceed with the public offering or the delivery of the Shares on the Closing Date or the Additional Closing Date, as the case may be, on the terms and in the manner contemplated in the Disclosure Package and the Final Prospectus; and neither the Company nor any of its Subsidiaries shall have sustained since the date of the latest audited financial statements included in the Registration Statement, Preliminary Prospectus and Final Prospectus and any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth or contemplated in the Disclosure Package and the Final Prospectus (exclusive of any amendment or supplement thereto).

(d) The Underwriters shall have received on and as of the Closing Date or the Additional Closing Date, as the case may be, a certificate signed by the Chief Executive Officer or Chief Financial Officer of the Company, to the effect set forth in paragraphs (a), (b) and (c) of this Section 4.

(e) Morgan, Lewis & Bockius LLP, United States counsel for the Company, shall have furnished to the Underwriters their written opinion, dated the Closing Date or the Additional Closing Date, as the case may be, in form and substance satisfactory to the Underwriters, to the effect that:

(i) the Registration Statement has become effective under the Act; any required filing of the Base Prospectus, any Preliminary Prospectus and the Final Prospectus, and any supplements thereto, pursuant to Rule 424(b) has been made in the manner and within the time period required by Rule 424(b); to the knowledge of such counsel, no stop order suspending the effectiveness of the Registration Statement or any notice objecting to its use has been issued, no proceedings for that purpose have been instituted or threatened, and the Registration Statement and the Final Prospectus (other than the financial statements and other financial and statistical information contained therein, as to which such counsel need express no opinion) comply as to form in all material respects with the applicable requirements of the Act and the rules thereunder;

(ii) other than as set forth or contemplated in the Disclosure Package and the Final Prospectus and insofar as matters of United States federal and New York state law are concerned, to the best of such counsel’s knowledge, there are no legal or governmental investigations, actions, suits or proceedings pending or threatened against or affecting the Company or any of its Subsidiaries or any of their respective properties or to which the Company or any of its Subsidiaries is or may be a party or to which any property of the Company or its Subsidiaries is or may be the subject which, if determined adversely to the Company or any of its Subsidiaries, would individually or in the aggregate have, or could reasonably be expected to have, a material adverse effect on the condition (financial or otherwise), prospects, earnings, business, properties, general affairs, management, consolidated financial position, results of operations, cash flows or stockholders’ equity of the Company and its Subsidiaries taken as a whole; and such counsel does not know of any statutes, regulations, contracts or other documents that are required to be described in the Registration Statement, the Preliminary Prospectus or the Final Prospectus or to be filed as exhibits to the Registration Statement that are not described or filed as required;

(iii) to the extent governed by the laws of the State of New York, this Agreement has been duly executed and delivered by the Company;

(iv) under the laws of the State of New York relating to personal jurisdiction, the Company has, pursuant to Section 11 of this Agreement, validly and irrevocably submitted to the personal jurisdiction of any state or federal court located in the Borough of Manhattan, The City of New York, New York (each a “New York Court”) in any action arising out of or relating to this Agreement or the transactions contemplated hereby, has validly and irrevocably waived any objection to the venue of a proceeding in any such court, and has validly and irrevocably appointed the Authorized Agent (as defined herein) as its authorized agent for the purpose described in Section 11 hereof; and service of process effected on such agent in the manner set forth in Section 11 hereof will be effective to confer valid personal jurisdiction over the Company;

(v) the statements in the Preliminary Prospectus and the Final Prospectus under “Service of Process and Enforcement of Liabilities,” “Management,” and “Related Party Transactions”, insofar as such statements constitute a summary of the terms of legal matters, documents or proceedings referred to therein, and the statements in the Preliminary Prospectus and the Final Prospectus under “Tax Considerations –United States Federal Income Tax Considerations” insofar as such statements describe United States federal income tax law, fairly summarize the information called for with respect to such terms, legal matters, documents, proceedings or descriptions;

(vi) the issue and sale of the Shares being delivered on the Closing Date or the Additional Closing Date, as the case may be, and the performance by the Company of its obligations under this Agreement and the consummation of the transactions contemplated herein will not result in a breach of any of the terms or provisions of, or constitute a default under, any material agreement or instrument, known to such counsel, to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or to which any of the property or assets of the Company or any of its Subsidiaries is subject;

(vii) no consent, approval, authorization, order, license, registration or qualification of or with any U.S. federal or New York state court or governmental agency or body is required for the issue and sale of the Shares or the consummation of the other transactions contemplated by this Agreement, except such consents, approvals, authorizations, orders, licenses, registrations or qualifications as have been obtained under the Act and as may be required under state securities or Blue Sky laws in connection with the purchase and distribution of the Shares by the Underwriters or such as may be required by the NASD; and

(viii) the Company is not and, after giving effect to the offering and sale of the Shares, will not be an “investment company” or entity “controlled” by an “investment company”, as such terms are defined in the Investment Company Act.

In rendering such opinions, such counsel may (A) limit its opinions to matters involving the application of laws of the United States and the State of New York and (B) rely as to matters of fact, to the extent such counsel deems proper, on certificates of responsible officers of the Company and certificates or other written statements of officials of jurisdictions having custody of documents respecting the corporate existence or good standing of the Company. The opinion of such counsel for the Company shall state that the opinion of any such other counsel upon which they relied is in form satisfactory to such counsel and, in such counsel’s opinion, the Underwriters and they are justified in relying thereon. Such opinion shall contain an IRS Circular 230 legend.

The opinion of Morgan, Lewis & Bockius LLP described above shall be rendered to the Underwriters at the request of the Company and shall so state therein.

Such counsel shall also state that, although they do not assume any responsibility for, and shall not be deemed to have independently ascertained or verified, the accuracy, completeness or fairness of the statements made in the Registration Statement or the Final Prospectus, except to the extent required by subsection (v) of this Section 4(e), nothing has come to their attention in the course of participating with officers and Underwriters of the Company in the preparation of the Registration Statement, the Disclosure Package and the Final Prospectus that have led them to believe that, insofar as relevant to the offering of the Shares, (other than the financial statements and related schedules and other financial and other statistical data contained therein, as to which such counsel need make no statement) (i) the Registration Statement or any amendment thereto at the date such Registration Statement or any amendment (or any part thereof) is considered to have become effective as to the Underwriters pursuant to Section 11(d) of the Act and Rule 430B(f) promulgated thereunder, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Final Prospectus, as of its date and as of the Closing Date, as amended or supplemented, if applicable, contained or contains any untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (iii) the Disclosure Package, as amended or supplemented at the Execution Time, and the price to the public, the number of Underwritten Shares and the number of Option Shares to be included on the cover page of the Final Prospectus, when taken together as a whole, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading (other than the financial statements and other financial information contained therein, as to which such counsel need make no statement).

(f) Watson, Farley & Williams (New York) LLP, Marshall Islands counsel for the Company, shall have furnished to the Underwriters their written opinion, dated the Closing Date or the Additional Closing Date, as the case may be, in form and substance satisfactory to the Underwriters, substantially to the effect set forth in Annex A hereto.

In rendering opinions, such counsel may (A) limit its opinion to matters involving the application of the Marshall Islands laws and (B) rely as to matters of fact, to the extent such counsel deems proper, on certificates of responsible officers of the Company and certificates or other written statements of officials of jurisdictions having custody of documents respecting the corporate existence or good standing of the Company. The opinion of such counsel for the Company shall state that the opinion of any such other counsel upon which they relied is in form satisfactory to such counsel and, in such counsel’s opinion, the Underwriters and they are justified in relying thereon.

The opinion of Watson, Farley & Williams (New York) LLP described herein shall be rendered to the Underwriters at the request of the Company and shall so state therein.

(g) The Potamitis Iliadou Vekris Paparrigopoulos Law Partnership (PI Partners), Greek counsel for the Company, shall have furnished to the Underwriters their written opinion, dated the Closing Date or the Additional Closing Date, as the case may be, in form and substance satisfactory to the Underwriters, to the effect that:

(i) no consent or other form of authorization is required from any court or governmental agency or body or any stock exchange authority in Greece in connection with the valid execution and delivery by the Company of this Agreement or the sale of the Shares by the Company or the consummation by the Company of the transactions contemplated by this Agreement;

(ii) all dividends and other distributions declared and payable on the shares of capital stock of the Company may under the current laws and regulations of Greece be paid in United States dollars and may be freely transferred out of Greece, and all such dividends and other distributions will not be subject to withholding or other taxes under the laws and regulations of Greece and are otherwise free and clear of any other tax, withholding or deduction in and without the necessity of obtaining any consents, approvals, authorizations, orders, licenses, registrations, clearances and qualifications of or with any court or governmental agency or body or any stock exchange authorities in Greece;

(iii) to the best of such counsel’s knowledge, there are no legal or governmental proceedings pending or threatened in Greece to which the Company or any of its Subsidiaries is a party or to which any property of the Company or any of its Subsidiaries is the subject;

(iv) to the best of such counsel’s knowledge, the compliance by the Company with all of the provisions of this Agreement and the consummation of the transactions contemplated herein will not conflict in any material respect with any Greek law;

(v) the Company and its Subsidiaries are not required to file tax returns or pay any taxes in Greece;

(vi) to the best of such counsel’s knowledge, each of the Company and its Subsidiaries do not need to obtain any licenses or other forms of authorization under Greek law, and do not need to make any declarations or filings with, any governmental authorities, self-regulatory organizations and any courts and other tribunals, in Greece, in order to own or lease, as the case may be, and to operate the vessel owned by each of its Subsidiaries and to conduct its business as described in the Disclosure Package and the Final Prospectus (other than such licenses or other forms of authorization the failure to obtain would not in the aggregate have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business, properties, general affairs, management, consolidated financial position, results of operations, cash flows or stockholders’ equity of the Company and its Subsidiaries taken as a whole), and neither the Company nor any such Subsidiary has received any actual notice of any proceeding relating to revocation or modification of any such license or other form of authorization; and each of the Company and its Subsidiaries is in compliance in all material respects with all laws and regulations in Greece relating to the ownership or lease, as the case may be, and the operation of the vessel owned by each of the Subsidiaries and the conduct of its business as described in the Disclosure Package and the Final Prospectus; and

(vii) there are no taxes or duties payable in Greece by or on behalf of the Underwriters in connection with the sale and delivery by the Company of the Shares to or for the respective accounts of the Underwriters or the sale and delivery by the Underwriters of the Shares to the initial purchasers thereof.

In rendering such opinions, counsel may (A) limit their opinions as to matters involving the application of Greek laws and (B) rely as to matters of fact, to the extent such counsel deems proper, on certificates of responsible officers of the Company and certificates or other written statements of officials of jurisdictions having custody of documents respecting the corporate existence or good standing of the Company. The opinion of such counsel for the Company shall state that the opinion of any such other counsel upon which they relied is in form satisfactory to such counsel and, in such counsel’s opinion, the Underwriters and they are justified in relying thereon.

The opinion of Potamitis Iliadou Vekris Paparrigopoulos Law Partnership (PI Partners) described above shall be rendered to the Underwriters at the request of the Company and shall so state therein.

(h) Paul Gauci Maistre LL.D., Maltese counsel for the Company, shall have furnished to the Underwriters their written opinion, dated the Closing Date or the Additional Closing Date, as the case may be, in form and substance satisfactory to the Underwriters, to the effect that:

(i) each of Pacific Gases Ltd., Semichlaus Exports Ltd., Ventspils Gases Ltd., Jungle Investment Limited, Iceland Limited and Balcan Profit Limited has been duly organized, has duly issued its shares of capital stock and is validly existing as a corporation under the laws of Malta, with corporate power and authority to own its properties and conduct its business as described in the Disclosure Package and Final Prospectus; and all of the outstanding shares of capital stock of Pacific Gases Ltd., Semichlaus Exports Ltd., Ventspils Gases Ltd., Iceland Limited and Balcan Profit Limited have been duly and validly authorized and issued, are owned directly or indirectly by the Company, free and clear of all liens, encumbrances, equities or claims; the 20% payment on the shares is in accordance with the laws of Malta and does not affect the ownership of the shares of each of the Pacific Gases Ltd., Semichlaus Exports Ltd., Ventspils Gases Ltd., Jungle Investment Limited, Iceland Limited and Balcan Profit Limited;

(ii) each of the vessels listed on a schedule to such opinion is duly and validly registered as a vessel in the sole ownership of the entity indicated as the “Owning Entity” of such vessel on such schedule under the laws of Malta; each of said entities has good and marketable title thereto, free and clear of all liens, claims, debts or encumbrances and defects of title of record, except as indicated on such schedule or as described in the Disclosure Package and Final Prospectus; and each such vessel is in good standing with respect to the payment of past and current taxes, fees and other amounts payable under the laws of Malta as would affect its registry with the Malta Maritime Authority.

In rendering such opinions, such counsel may (A) limit its opinion to matters involving the application of Maltese laws and (B) rely as to matters of fact, to the extent such counsel deems proper, on certificates of responsible officers of the Company and certificates or other written statements of officials of jurisdictions having custody of documents respecting the corporate existence or good standing of the Company. The opinion of such counsel for the Company shall state that the opinion of any such other counsel upon which they relied is in form satisfactory to such counsel and, in such counsel’s opinion, the Underwriters and they are justified in relying thereon.

The opinion of Paul Gauci Maistre LL.D. described above shall be rendered to the Underwriters at the request of the Company and shall so state therein.

(i) On the date hereof and on the Closing Date or Additional Closing Date, as the case may be, Deloitte shall have furnished to you letters, dated the respective dates of delivery thereof, in form and substance satisfactory to you and your counsel, containing statements and information of the type customarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, Disclosure Package and Final Prospectus.

(j) The Underwriters shall have received on and as of the Closing Date or Additional Closing Date, as the case may be, an opinion of Milbank, Tweed, Hadley & McCloy LLP, counsel to the Underwriters, with respect to the Registration Statement, the Disclosure Package, the Final Prospectus and other related matters as the Underwriters may reasonably request, and such counsel shall have received such papers and information as they may reasonably request to enable them to pass upon such matters.

(k) The “lock-up” agreements, substantially in the form of Exhibit A hereto, between you and certain stockholders, officers and directors of the Company relating to sales and certain other dispositions of shares of Stock or certain other securities, delivered to you on or before the date hereof, shall be in full force and effect on the Closing Date or Additional Closing Date, as the case may be.

(l) On or prior to the Closing Date or Additional Closing Date, as the case may be, the Company shall have furnished to the Underwriters such further certificates and documents as the Underwriters shall reasonably request.

(m) Patton Moreno & Asvat, Panamanian counsel for the Company, shall have furnished to the Underwriters their written opinion, dated the Closing Date or the Additional Closing Date, as the case may be, in form and substance satisfactory to the Underwriters, to the effect that: each of the vessels listed on a schedule to such opinion is duly and validly registered as a vessel in the sole ownership of the entity indicated as the “Owning Entity” of such vessel on such schedule under the laws of Panama; each of said entities has good and marketable title thereto, free and clear of all liens, claims, debts or encumbrances and defects of title of record, except as indicated on such schedule or as described in the Disclosure Package and Final Prospectus; and each such vessel is in good standing with respect to the payment of past and current taxes, fees and other amounts payable under the laws of Panama as would affect its registry with the relevant Panamanian governmental or regulatory authorities or self-regulatory organizations.

In rendering such opinions, such counsel may (A) limit its opinion to matters involving the application of Panamanian laws and (B) rely as to matters of fact, to the extent such counsel deems proper, on certificates of responsible officers of the Company and certificates or other written statements of officials of jurisdictions having custody of documents respecting the corporate existence or good standing of the Company. The opinion of such counsel for the Company shall state that the opinion of any such other counsel upon which they relied is in form satisfactory to such counsel and, in such counsel’s opinion, the Underwriters and they are justified in relying thereon.

The opinion of Patton Moreno & Asvat described above shall be rendered to the Underwriters at the request of the Company and shall so state therein.

(n) Emilios Lemonaris, Cypriot counsel for the Company, shall have furnished to the Underwriters their written opinion, dated the Closing Date or the Additional Closing Date, as the case may be, in form and substance satisfactory to the Underwriters, to the effect that: each of the vessels listed on a schedule to such opinion is duly and validly registered as a vessel in the sole ownership of the entity indicated as the “Owning Entity” of such vessel on such schedule under the laws of Cyprus; each of said entities has good and marketable title thereto, free and clear of all liens, claims, debts or encumbrances and defects of title of record, except as indicated on such schedule or as described in the Disclosure Package and Final Prospectus; and each such vessel is in good standing with respect to the payment of past and current taxes, fees and other amounts payable under the laws of Cyprus as would affect its registry with the relevant Cypriot governmental or regulatory authorities or self-regulatory organizations.

In rendering such opinions, such counsel may (A) limit its opinion to matters involving the application of Cypriot laws and (B) rely as to matters of fact, to the extent such counsel deems proper, on certificates of responsible officers of the Company and certificates or other written statements of officials of jurisdictions having custody of documents respecting the corporate existence or good standing of the Company. The opinion of such counsel for the Company shall state that the opinion of any such other counsel upon which they relied is in form satisfactory to such counsel and, in such counsel’s opinion, the Underwriters and they are justified in relying thereon.

The opinion of Emilios Lemonaris described above shall be rendered to the Underwriters at the request of the Company and shall so state therein.

Section 5. Indemnification.

(a) The Company agrees to indemnify and hold harmless each Underwriter, each affiliate of any Underwriter, their respective directors, officers, employees and agents, and each person, if any, who controls any Underwriter within the meaning of either Section 15 of the Act or Section 20 of the Exchange Act, from and against any and all losses, claims, damages and liabilities (including, without limitation, the legal fees and other expenses incurred in connection with any suit, action or proceeding or any claim asserted), as incurred, caused by (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, Base Prospectus, any Preliminary Prospectus or any other preliminary prospectus supplement relating to the Shares, the Final Prospectus, or any Issuer Free Writing Prospectus, or in any amendment thereof or supplement thereto, or (ii) the omission or alleged omission to state in the Registration Statement, Base Prospectus, any Preliminary Prospectus or any other preliminary prospectus supplement relating to the Shares, the Final Prospectus, or any Issuer Free Writing Prospectus, or in any amendment thereof or supplement thereto, any material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with information relating to any Underwriter furnished to the Company in writing by such Underwriter expressly for use therein.

(b) Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Company, its directors, officers, employees and agents and each person who controls the Company within the meaning of either Section 15 of the Act or Section 20 of the Exchange Act from and against any loss, claim, damage or liability, as incurred, caused by (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, Disclosure Package or Final Prospectus, or in any amendment or supplement thereto, or (ii) the omission or alleged omission to state in the Registration Statement, Disclosure Package or Final Prospectus, or in any amendment or supplement thereto, any material fact required to be stated therein or necessary to make the statements therein not misleading, but only with reference to information relating to such Underwriter furnished to the Company in writing by such Underwriter expressly for use in the Registration Statement, any Preliminary Prospectus, the Final Prospectus or any Issuer Free Writing Prospectus. The Company acknowledges that the statements set forth (i) in the last paragraph of the cover page regarding delivery of the Shares and, under the heading “Underwriting,” (ii) the list of Underwriters and their respective participation in the sale of the Shares, (iii) the sentences related to concessions and reallowances and (iv) the paragraph related to stabilization, syndicate covering transactions and penalty bids in any Preliminary Prospectus and the Final Prospectus constitute the only information furnished in writing by or on behalf of the several Underwriters for inclusion in any Preliminary Prospectus, the Final Prospectus or any Issuer Free Writing Prospectus.

(c) If any suit, action, proceeding (including any governmental or regulatory investigation), claim or demand shall be brought or asserted against any person in respect of which indemnity may be sought pursuant to any of the two preceding paragraphs, such person (the “Indemnified Person”) shall promptly notify the person against whom such indemnity may be sought (the “Indemnifying Person”) in writing, and the Indemnifying Person, upon request of the Indemnified Person, shall retain counsel reasonably satisfactory to the Indemnified Person to represent the Indemnified Person and any others the Indemnifying Person may designate in such proceeding and shall pay the fees and expenses of such counsel related to such proceeding. In any such proceeding, any Indemnified Person shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless (i) the Indemnifying Person and the Indemnified Person shall have mutually agreed to the contrary, (ii) the Indemnifying Person has failed within a reasonable time to retain counsel reasonably satisfactory to the Indemnified Person or (iii) the named parties in any such proceeding (including any impleaded parties) include both the Indemnifying Person and the Indemnified Person and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the Indemnifying Person shall not, in connection with any proceeding or related proceeding in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all Indemnified Persons, and that all such fees and expenses shall be reimbursed as they are incurred. Any such separate firm for the Underwriters, each affiliate of any Underwriter which assists such Underwriter in the distribution of the Shares and such control persons of Underwriters shall be designated in writing by [Citigroup Global Markets Inc.] and any such separate firm for the Company, its directors, its officers who sign the Registration Statement, its employees and agents and such control persons of the Company shall be designated in writing by the Company. The Indemnifying Person shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the Indemnifying Person agrees to indemnify any Indemnified Person from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an Indemnified Person shall have requested an Indemnifying Person to reimburse the Indemnified Person for fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the Indemnifying Person agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such Indemnifying Person of the aforesaid request and (ii) such Indemnifying Person shall not have reimbursed the Indemnified Person in accordance with such request prior to the date of such settlement. No Indemnifying Person shall, without the prior written consent of the Indemnified Person, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Person is or could have been a party and indemnity could have been sought hereunder by such Indemnified Person, unless such settlement includes an unconditional release of such Indemnified Person from all liability on claims that are the subject matter of such proceeding.

(d) If the indemnification provided for in the first or second paragraphs of this Section 5 is unavailable to an Indemnified Person or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each Indemnifying Person under such paragraph, in lieu of indemnifying such Indemnified Person thereunder, shall contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other hand from the offering of the Shares or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and the Underwriters on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Underwriters on the other hand shall be deemed to be in the same respective proportions as the net proceeds from the offering (before deducting expenses) received by the Company and the total underwriting discounts and the commissions received by the Underwriters, in each case as set forth in the table on the cover of the Final Prospectus, bear to the aggregate public offering price of the Shares. The relative fault of the Company on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the Underwriters (in the case of any Underwriter, such information shall be deemed to be the information relating to such Underwriter referred to in Section 5(b) hereof) and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

(e) Each of the Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purposes) or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph. The amount paid or payable by an Indemnified Person as a result of the losses, claims, damages and liabilities referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses incurred by such Indemnified Person in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 5(e), in no event shall an Underwriter be required to contribute any amount in excess of the amount by which the total price at which the Shares underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters’ obligations to contribute pursuant to this Section are several in proportion to the respective number of Shares set forth opposite their names in Schedule I hereto, and not joint.

(f) The remedies provided for in this Section 5 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any Indemnified Party at law or in equity.

(g) The indemnity and contribution agreements contained in this Section and the representations and warranties of the Company set forth in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any Underwriter or any person controlling any Underwriter or by or on behalf of the Company, its officers or directors or any other person controlling the Company and (iii) acceptance of and payment for any of the Shares.

Section 6. Termination. Notwithstanding anything herein contained, this Agreement (or the obligations of the several Underwriters with respect to the Option Shares) may be terminated in the absolute discretion of the Underwriters, by notice given to the Company, if after the execution and delivery of this Agreement and prior to the Closing Date (or, in the case of the Option Shares, prior to the Additional Closing Date) (i) trading generally shall have been suspended or materially limited on or by, as the case may be, any of the New York Stock Exchange or the American Stock Exchange, the NASD, the Chicago Board Options Exchange, the Chicago Mercantile Exchange, the Chicago Board of Trade, or the NASDAQ Global Market, (ii) trading of any securities of or guaranteed by the Company shall have been suspended on any exchange or in any over-the-counter market, (iii) a general moratorium on commercial banking activities in New York shall have been declared by either Federal or New York State authorities, or (iv) there shall have occurred any outbreak or escalation of hostilities or any change in financial markets or any calamity or crisis that, in the judgment of the Underwriters, is material and adverse and which, in the judgment of the Underwriters, makes it impracticable to market the Shares being delivered at the Closing Date or the Additional Closing Date, as the case may be, on the terms and in the manner contemplated in the Final Prospectus.

Section 7. Defaulting Underwriters. This Agreement shall become effective upon the later of execution and delivery hereof by the parties hereto.

If on the Closing Date or the Additional Closing Date, as the case may be, any one or more of the Underwriters shall fail or refuse to purchase Shares which it or they have agreed to purchase hereunder on such date, and the aggregate number of Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase is not more than one-tenth of the aggregate number of Shares to be purchased on such date by all Underwriters, the other Underwriters shall be obligated severally in the proportions that the number of Shares set forth opposite their respective names in Schedule I bears to the aggregate number of Underwritten Shares set forth opposite the names of all such non-defaulting Underwriters, or in such other proportions as the Underwriters may specify, to purchase the Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date; provided that in no event shall the number of Shares that any Underwriter has agreed to purchase pursuant to Section 1 be increased pursuant to this Section 7 by an amount in excess of one-tenth of such number of Shares without the written consent of such Underwriter. If on the Closing Date or the Additional Closing Date, as the case may be, any Underwriter or Underwriters shall fail or refuse to purchase Shares which it or they have agreed to purchase hereunder on such date, and the aggregate number of Shares with respect to which such default occurs is more than one-tenth of the aggregate number of Shares to be purchased on such date, and arrangements satisfactory to the Underwriters and the Company for the purchase of such Shares are not made within 36 hours after such default, this Agreement (or the obligations of the several Underwriters to purchase the Option Shares, as the case may be) shall terminate without liability on the part of any non-

defaulting Underwriter or the Company. In any such case either Citigroup Global Markets Inc. or the Company shall have the right to postpone the Closing Date (or, in the case of the Option Shares, the Additional Closing Date), but in no event for longer than seven days, in order that the required changes, if any, in the Registration Statement and in the Final Prospectus or in any other documents or arrangements may be effected. Any action taken under this paragraph shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.

Section 8. Reimbursement of Underwriters’ Expenses. If this Agreement shall be terminated by the Underwriters, or any of them, because of any failure or refusal on the part of the Company to comply with the terms or to fulfill any of the conditions of this Agreement, or if for any reason the Company shall be unable to perform its obligations under this Agreement or any condition of the Underwriters’ obligations cannot be fulfilled, the Company agrees to reimburse the Underwriters or such Underwriters as have so terminated this Agreement with respect to themselves, severally, for all out-of-pocket expenses (including the fees and expenses of its counsel) reasonably incurred by such Underwriter in connection with this Agreement or the offering contemplated hereunder.

Section 9. Persons Entitled to Benefit of Agreement. This Agreement shall inure to the benefit of and be binding upon the Company, the Underwriters, each affiliate of any Underwriter which assists such Underwriter in the distribution of the Shares, any controlling persons referred to herein and their respective successors and assigns. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any other person, firm or corporation any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained. No purchaser of Shares from any Underwriter shall be deemed to be a successor by reason merely of such purchase.

Section 10. Notices, etc. Any action by the Underwriters hereunder may be taken by the Underwriters jointly or by Citigroup Global Markets Inc. alone on behalf of the Underwriters, and any such action taken by the Underwriters jointly or by Citigroup Global Markets Inc. alone shall be binding upon the Underwriters. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication. Notices to the Underwriters shall be given c/o Citigroup Global Markets Inc., 388 Greenwich Street, New York, New York 10013, Attention: [         ]. Notices to the Company shall be given to it at 331 Kifisias Avenue, Building #2, 145 61 Kifisias, Greece (telefax: 011-30210-625-0018); Attention: Chief Executive Officer.

Section 11. Submission to Jurisdiction. Each of the parties hereto irrevocably (i) agrees that any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in any New York Court, (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. The Company has appointed CT Corporation System, 111 Eighth Avenue, New York, New York, as its authorized agent (the “Authorized Agent”) upon whom process may be served in any such action arising out of or based on this Agreement or the transactions contemplated hereby which may be instituted in any New York

Court by any Underwriter or by any person who controls any Underwriter, expressly consents to the jurisdiction of any such court in respect of any such action, and waives any other requirements of or objections to personal jurisdiction with respect thereto. Such appointment shall be irrevocable. The Company represents and warrants that the Authorized Agent has agreed to act as such agent for service of process and agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon the Authorized Agent and written notice of such service to the Company shall be deemed, in every respect, effective service of process upon the Company. The foregoing provisions shall remain operative and in full force and effect regardless of any termination of this Agreement.

Section 12. Currency. In respect of any judgment or order given or made for any amount due hereunder that is expressed and paid in a currency (the “judgment currency”) other than United States dollars, the Company will indemnify each Underwriter against any loss incurred by such Underwriter as a result of any variation as between (i) the rate of exchange at which the United States dollar amount is converted into the judgment currency for the purpose of such judgment or order and (ii) the rate of exchange at which an Underwriter is able to purchase United States dollars with the amount of the judgment currency actually received by such Underwriter. The foregoing indemnity shall constitute a separate and independent obligation of the Company and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term rate of exchange shall include any premiums and costs of exchange payable in connection with the purchase of or conversion into United States dollars. The foregoing provisions shall remain operative and in full force and effect regardless of any termination of this Agreement.

Section 13. Counterparts. This Agreement may be signed in counterparts, each of which shall be an original and all of which together shall constitute one and the same instrument.

Section 14. Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO THE CONFLICTS OF LAWS PROVISIONS THEREOF.

Section 15. No Fiduciary Duty. The Company acknowledges and agrees that (i) the purchase and sale of the Shares pursuant to this Agreement is an arm’s-length commercial transaction between the Company, on the one hand, and the several Underwriters, on the other, (ii) in connection therewith and with the process leading to such transaction each Underwriter is acting solely as a principal and not the agent or fiduciary of the Company, (iii) no Underwriter has assumed an advisory or fiduciary responsibility in favor of the Company with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company on other matters) or any other obligation to the Company except the obligations expressly set forth in this Agreement and (iv) the Company has consulted its own legal and financial advisors to the extent it deemed appropriate. The Company agrees that it will not claim that the Underwriters, or any of them, has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Company, in connection with such transaction or the process leading thereto.

Section 16. Entire Agreement. This Agreement supersedes all prior agreements and understandings (whether written or oral) between the Company and the Underwriters, or any of them, with respect to the subject matter hereof.

Section 17. Waiver of Jury Trial. The Company and each of the Underwriters hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

If the foregoing is in accordance with your understanding, please sign and return six counterparts hereof.

Very truly yours, STEALTHGAS INC.
By:
Name: Title:

Accepted:
CITIGROUP GLOBAL MARKETS INC. CANTOR FITZGERALD & CO. MORGAN KEEGAN & COMPANY, INC. JOHNSON RICE & COMPANY, L.L.C. DVB CAPITAL MARKETS LLC SCOTIA CAPITAL (USA) INC.
By: Citigroup Global Markets Inc.
By:
Name: Title:

By: Cantor Fitzgerald & Co.
By:
Name: Title:

SCHEDULE I

Underwriter	Number of Underwritten Shares To Be Purchased	Number of Option Shares
CITIGROUP GLOBAL MARKETS INC. CANTOR FITZGERALD & CO. MORGAN KEEGAN & COMPANY, INC. JOHNSON RICE & COMPANY, L.L.C. DVB CAPITAL MARKETS LLC SCOTIA CAPITAL (USA) INC.	[ ]	[ ]
Total	[ ]	[ ]

SCHEDULE II

Memorandum of Agreement relating to Gas Haralambos

Memorandum of Agreement relating to Gas Kalogeros

Memorandum of Agreement relating to Gas Evoluzione

Memorandum of Agreement relating to Gas Sikousis

Memorandum of Agreement relating to Gas Sophie

SCHEDULE III

Schedule of Free Writing Prospectuses included in the Disclosure Package

[LIST ALL FWPs]

SCHEDULE IV

List of Subsidiaries

Access Consultants Co.

Alexis Shipholding S.A.

Aracruz Trading Ltd.

Atlas Investments S.A.

Aubine Services Ltd.

Aura Gas Inc.

Balcan Profit Limited

Balkan Holding Inc.

Baroness Holdings Inc.

Cannes View Inc.

Cedric Finance Inc.

Celidon Investments Inc.

Continent Gas Inc.

Delora Trading Company

Drew International Inc.

East Propane Inc.

Empire Spirit Ltd.

Espace Inc.

Energetic Peninsula Limited

European Energy Inc.

Evolution Crude Inc.

Fairdeal Enterprises Corp.

Fighter Gas Inc.

Floyd Properties Co.

Gastech Inc.

Gaz de Brazil Inc.

Geneve Butane Inc.

Grazia Maritime Ltd.

Heather Trading S.A.

Iceland Limited

Independent Trader Ltd.

Industrial Materials Inc.

International Gases Inc.

Italia Trades Inc.

Jungle Investment Limited

Kalinda Shipmanagement Ltd.

Leader Investments Inc.

Lpgone Ltd.

Luckyboy Inc.

Lyonet Holdings Corp.

Matrix Gas Trading Ltd.

Melvyn Services Company

Neutron Marine Corp.

Northern Yield Shipping Limited

Ocean Blue Limited

Oswald Trading Limited

Oxford Gas Ltd.

Pacific Gases Ltd.

Petchem Trading Inc.

Quinta Trading Co.

Reina Properties Corp.

Sabrina Enterprises S.A.

Scope International Inc.

Semichlaus Exports Ltd.

Soleil Trust Inc.

Somer Shipmanagement S.A.

Studio City Inc.

Transgalaxy Inc.

Triathlon Inc.

VCM Trading Ltd.

Ventspils Gases Ltd.

Exhibit A

Form of Lock-Up Agreement

July __ , 2007

Citigroup Global Markets Inc.

Cantor Fitzgerald & Co.

Morgan Keegan & Company, Inc.

Johnson Rice & Company L.L.C.

As representatives of the several Underwriters listed in Schedule I hereto

c/o	Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Ladies and Gentlemen:

The undersigned wishes to facilitate the public offering (the “Offering”) of shares of common stock (the “Common Stock”) of StealthGas Inc. (the “Company”) pursuant to a Registration Statement on Form F-3.

In order to induce you to act as underwriters in the Offering, the undersigned hereby irrevocably agrees that it will not, directly or indirectly, offer, sell, contract to sell, transfer the economic risk of ownership in, make any short sale of, pledge or otherwise dispose (a “Disposition”) of any shares of Common Stock, options or warrants to acquire any shares of Common Stock or any securities convertible into or exchangeable or exercisable for or any other rights to purchase or acquire any shares of Common Stock (including Common Stock and options, warrants, securities and rights acquired in, before or after the Offering, collectively, the “Securities”) without the prior written consent of Citigroup Global Markets, Inc., acting alone, or of the Underwriters acting jointly, for a period of 90 days from the effective date of the Registration Statement (the “Lock-Up Period”).

The foregoing paragraph shall not apply to Dispositions by the undersigned to (i) any shareholder of the Company who has executed a lock-up agreement substantially in the form of this letter, (ii) any donee who receives such Securities as a bona fide gift and who has executed a lock-up agreement substantially in the form of this letter, or (iii) any affiliate of the undersigned who has executed a lock-up agreement substantially in the form of this letter.

In addition, and notwithstanding anything to the contrary set forth herein, if the undersigned is an individual, he or she may transfer any Securities either during his or her lifetime or on death by will or intestacy to his or her immediate family or to a trust, the beneficiaries of which are exclusively the undersigned and/or a member or members of his or her immediate family; provided, however, that, prior to any such transfer, each transferee shall execute an agreement, satisfactory to Citigroup Global Markets Inc., pursuant to which each transferee shall agree to receive and hold such securities subject to the provisions hereof. For the purposes of this paragraph, “immediate family” shall mean the spouse, lineal descendant, father, mother, brother or sister of the transferor.

The undersigned hereby waives any rights of the undersigned to sell any Securities or any other security issued by the Company pursuant to the Registration Statement and acknowledges and agrees that, during the Lock-Up Period, the undersigned has no right to require, and will not request, the Company to register under the Securities Act of 1933, as amended, such Securities or other securities beneficially owned by the undersigned.

If (i) the Company issues an earnings release or material news, or a material event relating to the Company occurs, during the last 17 days of the Lock-Up Period, or (ii) prior to the expiration of the Lock-Up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the Lock-Up Period, the restrictions imposed by this agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless Citigroup Global Markets Inc. waives, in writing, such extension. The undersigned hereby acknowledges that the Company has agreed in the underwriting agreement relating to the Offering to provide written notice of any event that would result in an extension of the Lock-Up Period pursuant to the foregoing to the undersigned (in accordance with Section 3(i) of the Underwriting Agreement) and agrees that any such notice properly delivered will be deemed to have given to, and received by, the undersigned. The undersigned hereby further agrees that, prior to engaging in any transaction or taking any other action that is subject to the terms of this agreement during the period from the date of this agreement to and including the 34th day following the expiration of the initial Lock-Up Period, it will give notice thereof to the Company and will not consummate such transaction or take any such action unless it has received written confirmation from the Company that the Lock-Up Period (as such may have been extended pursuant to the foregoing) has expired.

Whether or not the Offering actually occurs depends on a number of factors, including market conditions. Any Offering will only be made pursuant to an underwriting agreement, the terms of which are subject to negotiation between you and the Company.

The undersigned understands that the agreements of the undersigned are irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns. The undersigned agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent against the transfer of any Securities held by the undersigned except in compliance with this agreement.

This agreement shall terminate and be of no further force and effect (i) the Company notifies you in writing that it has given written notice to Citigroup Global Markets Inc. that it does not intend to proceed with the Offering or (ii) the Offering shall not have occurred on or before August 31, 2007.

Very truly yours,
By:
Name: Title: